Mail Stop 0510

      March 23, 2005

via U.S. mail and facsimile

Mr. James E. Reeder
Vice President Finance
Special Devices, Inc.
14370 White Sage Road
Moorpark, CA  93021

	RE:	Form 10-K for the fiscal year ended October 31, 2004
		Form 10-Q for the quarter ended January 30, 2005

		File No. 333-75869

Dear Mr. Reeder:

      We have reviewed your letter dated March 17, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-Q FOR THE PERIOD ENDED JANUARY 30, 2005

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 4 - Controls and Procedures, page 19

2. You currently disclose that the principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective, except as discussed below. Given the exception noted, it remains unclear whether your principal executive officer and your principal financial officer have concluded that your disclosure controls and procedures are effective.
Please
revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. Please confirm if your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective as of January 30,
2005. Otherwise, you should amend your Form 10-Q to disclose that given the identified matter, your disclosure controls and procedures are not effective.

3. You currently disclose that there were no changes in the internal control over financial reporting that have materially affected or which are reasonably likely to materially affect internal control, except as disclosed below. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308 of Regulation S-K.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. James E. Reeder
March 23, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE